UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	Issuer Name and Ticker or Trading Symbol Waste Connections Inc. / WCNX						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____Director ______10% Owner ___X_Officer (give ______Other (specify title below) below) Chairman, President and C.E.O.
Mittelstaedt, Ronald J. (Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Year October 2001
620 Coolidge Drive, Suite 350 (Street)			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Folsom, CA 95630 (City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/26/01	M		2,833	A	$10.25	587,053	D
Common Stock	10/26/01	S		2,833	D	$30.75	587,053	D
Common Stock	10/26/01	S		39,900	D	$30.75	587,053	D
Common Stock	10/29/01	M		20,501	A	$10.25	587,053	D
Common Stock	10/29/01	S		20,501	D	$30.16	587,053	D
Common Stock	10/29/01	M		33,333	A	$17.94	587,053	D
Common Stock	10/29/01	S		33,333	D	$29.69	587,053	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$10.25	10/26/01	M			2,833	4/14/2001 (1)	4/14/2010	Common Stock	2,833		67,167	D
Employee Stock Option (Right to Buy)	$10.25	10/29/01	M			20,501	4/14/2001 (1)	4/14/2010	Common Stock	20,501		46,666	D
Employee Stock Option (Right to Buy)	$17.9375	10/29/01	M			33,333	1/19/00 (2)	1/19/2009	Common Stock	33,333		33,334	D

Explanation of Responses:

1) Option for 70,000 shares, 1/3 exercisable on 4/14/01, 4/14/02, and 4/14/03.

2) Option for 100,000 shares, 1/3 exercisable on 1/19/00, 1/19/01, and 1/19/02.

/s/ Ronald J. Mittelstaedt        11/12/01

Signature of Reporting Person Date

Ronald J. Mittelstaedt

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.